United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of February 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_____.)

Press Release

Signature Page

PRESS RELEASE
Vale consolidates the acquisition of Fosfertil
Rio de Janeiro, February 10, 2010 — Vale S.A. (Vale) informs that it has entered through its subsidiary Mineração Naque S.A. into an option contract with The Mosaic Company (Mosaic), a company listed on the New York Stock Exchange (NYSE), giving it the right to buy shares of Fertifos Administração e Participações S. A. (Fertifos) and Fertilizantes Fosfatados S.A. — Fosfertil (Fosfertil), a company listed on the BM&F Bovespa, owned by Mosaic. This contract is part of the process of acquiring 100% of the equity capital of Bunge Participações e Investimentos S.A. (BPI), publicly announced by Vale on January 27, 2010.
The exercise of the option is subject to certain conditions, among which, the effective acquisition of the fertilizer assets of Bunge Group in Brazil. The option gives our subsidiary the right to acquire a direct and indirect stake of 20.27% in the equity capital of Fosfertil, comprised of 27.27% of common shares and 16.65% of preferred shares.
The strike price of the option contract is US$1,029,811,129.77, which was based on the same price per share, US$12.0185, agreed with BPI, Fertilizantes Heringer S.A. (Heringer), Fertilizantes do Paraná Ltda. (Fertipar) and Yara Brasil Fertilizantes S.A. (Yara) for the acquisition of their direct and indirect stakes in Fosfertil.
After concluding the acquisition of the direct and indirect stakes of BPI, Heringer, Fertipar, Yara and Mosaic, Vale will hold 78.90% of the equity capital of Fosfertil, corresponding to 99.81% of common shares and 68.24% of preferred shares. The total price to be paid for the acquisition of 78.90% of the equity capital of Fosfertil is US$4,006,876,600.55.
Pursuant to Brazilian corporate law and capital markets regulations and once concluded the acquisition of the above mentioned stakes, Vale will launch a mandatory offer to buy the remaining 0.19% of the common shares held by the minority shareholders of Fosfertil for the same price per share agreed with BPI, Heringer, Fertipar, Yara and Mosaic.
In addition to the acquisition of Fosfertil shares Vale has also agreed to acquire from Mosaic a processing plant located in Cubatão, state of São Paulo, Brazil, for US$50 million. The plant has a nominal capacity to produce 300,000 metric tons per year of single superphosphate (SSP), which is the phosphates nutrient mostly consumed in Brazil.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Patricia Calazans: patricia.calazans@vale.com
Samantha Pons: samantha.pons@vale.com
Theo Penedo: theo.penedo@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20-F and its reports on Form 6-K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: February 10, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations